EXHIBIT 1

   [LOGO]                                                   [LOGO]
   LOEWS                                                   CINEPLEX
THEATRES                                                    ODEON

             News release via Canada NewsWire, Toronto 416-863-9350

   Attention Business Editors:
   /C O R R E C T I O N FROM SOURCE - CINEPLEX ODEON CORPORATION/ In a fax sent earlier today an error occurred in the second paragraph. the second paragraph has been revised and updated. Corrected copy follows:

   SONY CORPORATION OF AMERICA AND CINEPLEX ODEON
   TO MERGE THEATRE CIRCUITS

   Merger will create world's largest theatrical exhibition company

   (All $ are in U.S. $)

         NEW YORK/TORONTO, Sept. 30 /CNW/ - Sony Corporation of America (SCA) and Cineplex Odeon today announced an agreement to merge Sony Retail Entertainment's (SRE's) Loews Theatres Exhibition group and Cineplex Odeon to create the world's largest theatrical exhibition company, with annual revenues of approximately $1 billion. The combined company will be named Loews Cineplex Entertainment (LCE) and will have over 2,600 screens in approximately 460 locations in North America.
         The transaction will involve the merger of Cineplex Odeon with the Loews Theatres Exhibition Group, which consists of Sony/Loews Theatres and its joint ventures with Star Theatres and Magic Johnson Theatres. SRE will own 51.1% of LCE's shares (representing 49.9% of the voting shares) and Universal Studios will own 26% subsequent to a cash contribution of $84.5 million; the Charles Rosner Bronfman Family Trust will own 13.3% of the new company. Cineplex Odeon shares will be exchanged for shares in LCE at closing. It is estimated that the total number of shares in the combined company will be 452 million. It is anticipated that the transaction will close in approximately six months.
         "The merger of these two premier theatre chains will create the global leader in theatrical exhibition and advance Son's involvement in this rapidly expanding industry," remarked Howard Stringer, President and Chief Operating Officer, Sony Corporation of America.
         Lawrence J. Ruisi, currently President of Sony Retail Entertainment, has been named President and Chief Executive Officer of LCE. Mr. Ruisi, who spearheaded the merger, has worked extensively in theatrical exhibition as well as filmed entertainment. He has overseen SRE's Theatrical Exhibition Group since 1991, and in that time, has been instrumental in both the physical and financial growth of the theatres. Previously, Mr. Ruisi served as Chief Financial Officer of Columbia Pictures Entertainment, where he was involved in the acquisition of Loews Theatres. As one of the original executives of TriStar Pictures in 1983, Mr. Ruisi has a proven track record in building successful entertainment companies.
         According to Mr. Ruisi, the merger of the two circuits will enable the combined company to compete more effectively on a global basis. "We are very excited about what we have set in motion with this combination, creating a company with significant growth capacity and the opportunity to enjoy substantial cost savings and operating efficiencies," he said. "Using our expertise in designing, building and operating successful theatres, coupled with our significant cash flow and full access to the capital markets, LCE will be able to aggressively participate in the dramatic changes taking place in the U.S. and Canadian marketplace, as well as pursue the many lucrative opportunities which exist in the international markets."
         Allen Karp, who has led Cineplex Odeon as President and Chief Executive Officer since 1990 and who initiated the merger for Cineplex, will serve as Chairman and Chief Executive Officer of Cineplex Odeon Canada, the Canadian operating subsidiary of LCE. During his tenure as Cineplex, Mr. Karp has repositioned the theatre circuit as a leading exhibitor in the U.S. and Canada. He has kept Cineplex Odeon a major force in the theatrical exhibition business.
         Commenting on the merger, Mr. Karp stated "I am proud to have seen this merger through to fruition for the benefit of our company and its shareholders. Additionally, this combination will benefit the Canadian film industry in that Cineplex Odeon has a long and proud history of supporting the industry, and I am delighted theatre LCE is committed to continue that tradition."



                              Page 11 of 19 Pages
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         On a combined pro forma basis for the 12 months ending August 31, 1997,
LCE would have generated approximately $700 million in box office revenues and approximately $140 million in EBITDA. It is anticipated that as of the closing, combined total debt would be approximately $700 million. The pro forma earnings capacity of the combined entity coupled with its strengthened capital structure will serve to relieve many of the capital constraints and balance sheet issues Cineplex Odeon has faced to date.
         The merger of the two theatre circuits will give LCE a key presence in 22 states, including major cities such as New York, Los Angeles, Chicago, Boston, Seattle, Washington, D.C. and Houston, as well as a leading position in Canada, including major cities such as Toronto, Montreal and Vancouver, as one of the two major exhibitors in that country.
         Morgan Stanley & Co. is advising the Independent Committee of Cineplex Odeon with respect to this transaction and has provided the Committee with a fairness opinion in that regard. Credit Suisse First Boston is advising Sony Corporation of America.
         LCE's corporate headquarters will be in New York, with U.S. operational headquarters in New York and Canadian operational headquarters in Toronto. the merger is subject to shareholder and regulatory approval in both Canada and the United States. Upon obtaining these approvals, it is intended that LCE will be listed on the New York Stock Exchange and the Toronto Stock Exchange. Cineplex Odeon currently trades on the New York and Toronto Stock Exchanges under the symbol CPX.
         /For further information:  Sony/Loews Theatres:  Marc Pascucci,
(212) 833-6148; Sony Corporation of America: Joanne Hvala: (212) 833-6975; Cineplex Odeon: Howard Lichtman (416) 323-6634.
         (CPX)






                              Page 12 of 19 Pages